Alpha Investment Inc.

200 East Campus View Blvd., Suite 200

Columbus, OH 43235

Via EDGAR

December 7, 2022

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention: Ms. Stacie Gorman

Re: Alpha Investment Inc.

   Form S-1 Registration Statement

   File No. 333-236371

Ladies and Gentlemen:

In response to the Staff’s letter of November 19, 2022, Alpha Investment Inc. (the “Company”), hereby respectfully requests pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-236371) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on November 2, 2020.

The Company has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, pursuant to Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact the undersigned at (305) 704-3294.

Very truly yours,

ALPHA MANAGEMENT INC.

By: /s/ Todd C, Buxton

Todd C. Buxton, Chief Executive Officer